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                                                                    EXHIBIT 99.1

GWM, INC.                                                  KELSO & COMPANY, L.P.
2859 Paces Ferry Road                                            350 Park Avenue
Suite 1750                                                            21st Floor
Atlanta, GA  30339                                           New York, NY  10022
(404) 437-5480                                                    (212) 751-3939


October 1, 1995



CONFIDENTIAL
------------

Board of Directors                                         Board of Directors
Intermet Corporation                                       Intermet Corporation
2859 Paces Ferry Road                                      1450 West Longlake
Suite 1600                                                 Suite 150
Atlanta, GA  30339                                         Troy, MI  48098


Gentlemen:

As you know, George W. Mathews, Jr., has had a long and distinguished history with Intermet Corporation (the "Company"), having founded the Company in 1971 and having served as Chairman and Chief Executive officer for 23 years prior to his retirement from such positions in November 1994. In addition to being the Company's largest stockholder, Mr. Mathews is well known to the Company's major customers, major suppliers, management and lenders as well as many of the Company's employees and stockholders.

Mr. Mathews and his family would like to restore the Company to its prior privately-owned status, thus operating with a longer-term perspective than a publicly-owned company and without the pressures on quarter-to-quarter earnings improvement and on producing share price performance in spite of a thin trading market for the Company's common stock. Mr. Mathews has asked Kelso & Company, L.P., a well-known and highly respected private investment firm, to assist him and his family in acquiring the shares not owned by the family in a transaction intended to provide an attractive price to the other stockholders for their shares. The transaction described below would accomplish this objective and, we believe, be in the best interests of all stockholders.

In furtherance of this objective, Mr. Mathews' company, GWM, Inc., and Kelso are pleased to express their interest in acquiring all of the Company's outstanding shares of common stock (other than certain shares held by members of the Mathews family) in a cash merger for a price of $13.50 per share in cash (assuming not more than 25,893,719 shares outstanding on a fully-diluted basis). Our proposed offer represents an approximate 20% premium over the Company's closing stock price of $11.25 on September 29, 1995. In addition, the proposed offer reflects premiums of 16% and 26% over the Company's average closing stock price during the past 20 and 60 trading days, respectively. Finally, our proposed offer represents a premium of 6% over the highest closing price for the Company's common stock over the past five years and an 170% premium over the lowest closing price for the Company's common stock during the past year.
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Board of Directors of Intermet Corporation
Page 2



As you know, Mr. Mathews and his family currently hold 5,823,848 or approximately 23% of the outstanding common stock of the Company. Kelso, through its investment fund, Kelso Investment Associates V, L.P., has over $700 million of committed equity capital and has the ability to invest in excess of $140 million in a single transaction. Since 1980, Kelso has completed 52 transactions with an aggregate capitalization in excess of $10 billion, including investments in such well known companies as American Standard, Club Car and Masland.

Obviously, we have an abiding respect for and a high degree of confidence in the Company's management team. We intend to retain senior management, maintain their current compensation arrangements and offer them an opportunity to participate in the transaction as equity investors. We have recently spoken with John Doddridge and are hopeful that he will remain with the Company in his position as Chairman and Chief Executive Officer following consummation of the proposed transaction.

Our proposal has been structured with a common equity base in excess of $100 million, to be provided by the Mathews family and Kelso, that will support the Company's long-term growth strategy. In addition, Bear, Stearns & Co. Inc. and NationsBank, N.A. and NationsBanc Capital Markets, Inc. will provide or raise the debt financing required to support our proposal. We and our financial advisors are confident that such financing can be arranged on a timely basis.

We look forward to working with you to negotiate and execute a mutually satisfactory merger agreement. We are prepared to execute a customary confidentiality and standstill agreement to facilitate our ability to conduct certain confirmatory due diligence during a limited time period which we believe will not exceed two weeks. We anticipate being in a position to execute a definitive merger agreement upon completion of such diligence.

Our financial and legal advisors are prepared to meet with the Company and its advisors at your earliest convenience to review the specific financial aspects, capital structure and other terms of our proposal. The details of our proposal will be contained in our proposed merger agreement, which will contain provisions customary for transactions of this nature. We have retained Powell, Goldstein, Frazer & Murphy and Debevoise & Plimpton as our legal counsel and Deloitte & Touche as our accountants in connection with the proposed acquisition.

While we would have preferred to negotiate all of the terms of this transaction with you before any public disclosure is made, Mr. Mathews' counsel has advised us that Mr. Mathews and the appropriate members of the Mathews family should promptly file appropriate amendments to their current Schedules 13D and 13G to report the proposal made in this letter. A copy of this letter will be attached as an exhibit to the amendments.
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Board of Directors of Intermet Corporation
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We hope you will find our proposal attractive from the perspectives of both the
Company and its public stockholders. We would like to meet with you and your financial and legal advisors as soon as practicable, and we are prepared to move forward as quickly as possible. Please call George Mathews at (404) 437-5480 or Frank Nickell or Tom Wall at (212) 751-3939 to arrange a mutually convenient time to discuss this proposal.

Thank you for your time and consideration.

Very truly yours,

GWM, INC.                                         KELSO & COMPANY, L.P.

                                                  By: Kelso & Company, Inc.
                                                      Its General Partner


By: /s/ George W. Mathews, Jr.
    -------------------------------
       George W. Mathews, Jr.
       President                                  By: /s/ Frank T. Nickell
                                                      --------------------------
                                                         Frank T. Nickell
                                                         President